June 10, 2021

Via Edgar

Ms. Samantha A. Brutlag
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Funds (the “Registrant”)
File Nos. 033-07647 and 811-04782

Dear Ms. Brutlag:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective	Date Filed	Submission Type	Accession Number
Amendment
Number
233	March 4, 2019	485APOS	0001206774-19-000672
235	May 17, 2019	485BXT	0001206774-19-001751
236	June 13, 2019	485BXT	0001206774-19-001886
237	July 11, 2019	485BXT	0001206774-19-001985
238	August 8, 2019	485BXT	0001206774-19-002577
239	September 5, 2019	485BXT	0001206774-19-003060
240	October 3, 2019	485BXT	0001206774-19-003359
241	October 31, 2019	485BXT	0001206774-19-003626
242	November 26, 2019	485BXT	0001206774-19-003751
244	December 23, 2019	485BXT	0001206774-19-003945
245	January 21, 2020	485BXT	0001206774-20-000148
247	February 19, 2020	485BXT	0001206774-20-000528
250	March 19, 2020	485BXT	0001206774-20-000850
251	April 16, 2020	485BXT	0001206774-20-001178
253	May 14, 2020	485BXT	0001206774-20-001634
255	June 11, 2020	485BXT	0001206774-20-001829
257	July 9, 2020	485BXT	0001206774-20-002039
259	August 6, 2020	485BXT	0001206774-20-002315
261	September 3, 2020	485BXT	0001206774-20-002726
263	October 1, 2020	485BXT	0001206774-20-002811
265	October 29, 2020	485BXT	0001206774-20-002974
267	November 25, 2020	485BXT	0001206774-20-003089
269	December 23, 2020	485BXT	0001206774-20-003232
271	January 21, 2021	485BXT	0001206774-21-000124
273	February 18, 2021	485BXT	0001206774-21-000386
276	March 18, 2021	485BXT	0001206774-21-000747
278	April 15, 2021	485BXT	0001206774-21-001112
280	May 13, 2021	485BXT	0001206774-21-001447

The Amendments relate to HSBC Ultra Short Bond Fund, a new series of the Registrant (the “Withdrawn Series”). No securities were sold in connection with the Amendments, and the Registrant has determined not to proceed with the offering of the Withdrawn Series at this time.

If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458 or at brenden.carroll@dechert.com.

Sincerely,

/s/ Stefano R. Michelagnoli

Stefano R. Michelagnoli
President, HSBC Funds, and Global Head of Client Operations, HSBC Global Asset Management (USA) Inc.

cc:	James M. Curtis, Chief Legal Officer, HSBC Funds, and Associate General Counsel, HSBC Technology & Services (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP